SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

BigBand Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

089750509

(CUSIP Number)

Lawrence A. Margolis

Executive Vice President, Strategic Planning, Administration

and Chief Counsel

ARRIS Group, Inc.

3871 Lakefield Dr.

Suwanee, Georgia 30024

Copies to:

W. Brinkley Dickerson, Jr.

Patrick W. Macken

Troutman Sanders LLP

600 Peachtree Street, NE

Suite 5200

Atlanta, Georgia 30308

(404) 885-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089750509

1.	NAMES OF REPORTING PERSONS ARRIS Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 67,103,577
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 67,103,577
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,103,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 92.5%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Calculation of percentage ownership is based on 72,507,681 shares of common stock outstanding as of November 18, 2011.

CUSIP No. 089750509

1.	NAMES OF REPORTING PERSONS Amsterdam Acquisition Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 67,103,577
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 67,103,577
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,103,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 92.5%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of BigBand Networks, Inc. (“BigBand”). BigBand’s principal executive offices are located at 475 Broadway Street, Redwood City, California 94063.

Item 2.	Identity and Background

This Statement is filed by ARRIS Group, Inc., a Delaware corporation (“Parent”), and Amsterdam Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Parent and Purchaser are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

Parent is a leading developer, manufacturer and supplier of telephony, data, video, construction, rebuild and maintenance equipment for the broadband communications industry. In addition, Parent is a leading supplier of infrastructure products used by cable system operators to build-out and maintain hybrid fiber-coaxial networks. Purchaser was organized by Parent to acquire BigBand and has not conducted any unrelated activities since its organization. The principal executive offices of Parent and Purchaser are located at 3871 Lakefield Drive, Suwanee, Georgia 30024.

Information as to each of the executive officers and directors of the Reporting Persons is set forth on Schedule I hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Purchaser paid an aggregate of $150,312,012.48 to holders of Shares acquired pursuant to the Offer, which is described under Item 4 below, all of which was funded through Parent’s existing working capital.

Item 4.	Purpose of Transaction

On October 10, 2011, Parent, Purchaser and BigBand entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement and upon the terms and subject to the conditions thereof, on October 21, 2011, Purchaser commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding Shares, at a price of $2.24 per share, net to the sellers in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, BigBand. The Offer, as the first step in the acquisition of BigBand, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger, which is described below, is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

The consummation of the Offer was conditioned on (i) there having been validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by Parent or the Purchaser, if any, represented at least a majority of the sum of (A) all then outstanding Shares and (B) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that were then exercisable by their terms with a per share exercise price less than the Offer Price, (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States and (iii) certain other customary conditions. The Offer was not subject to a financing condition.

Following the consummation of the Offer, pursuant to the terms of the Merger Agreement, Parent is entitled to designate a majority of the directors to serve on BigBand’s Board of Directors.

Concurrently with entering into the Merger Agreement, Parent and Purchaser also entered into a Tender and Voting Agreement with certain principal stockholders of BigBand (collectively, the “Tender Agreement Stockholders”). Pursuant to the Tender and Voting Agreement, each of the Tender Agreement Stockholders agreed to tender, free and clear of all liens or other encumbrances, its Shares to the Offer within 10 business days following the commencement of the Offer. Each of the Tender Agreement Stockholders also agreed not to withdraw its Shares once tendered unless (i) the Offer was terminated or expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement was terminated in accordance with its terms or (ii) the Tender and Voting Agreement was terminated in accordance with its terms. Except in the event of the termination of the Tender and Voting Agreement in accordance with its terms, each of the Tender Agreement Stockholders waived any appraisal rights with respect to any Shares which may arise with respect to the Merger.

Each of the Tender Agreement Stockholders agreed to vote all Shares beneficially held by such Tender Agreement Stockholder (to the extent such Shares were not purchased in the Offer) (A) in favor of adoption of the Merger Agreement; and (B) against: (i) any Acquisition Proposal or Acquisition Transaction (each as defined in the Merger Agreement); (ii) any change in BigBand’s capitalization or any amendment of BigBand’s certificate of incorporation or bylaws; (iii) any reorganization, recapitalization, liquidation or winding-up of BigBand or any other extraordinary transaction involving BigBand; and (iv) any corporate action the consummation of which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement.

Until the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement or (iii) the termination of the Tender and Voting Agreement, except as otherwise provided therein, each of the Tender Agreement Stockholders further agreed not to:

•

directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding (including any profit sharing arrangement) with respect to the transfer of, any or all of such Tender Agreement Stockholder’s Shares, options, RSUs or any other securities of BigBand;

•

grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Tender Agreement Stockholder’s Shares that could reasonably be expected to impede, interfere with or prevent the Merger; or

•	deposit any of such Tender Agreement Stockholder’s Shares or options into a voting trust or enter into a voting agreement.

Additionally, each of the Tender Agreement Stockholders agreed that it would not, and would not authorize or permit any of its representatives to, directly or indirectly, take any action with respect to any Acquisition Proposal that BigBand is prohibited from taking under the Merger Agreement; provided that, in the event BigBand takes permissible action under the Merger Agreement, then each Tender Agreement Stockholder would be entitled to participate in all actions that BigBand is or would be entitled to take so long as such actions were taken in compliance with the restrictions set forth in the Merger Agreement.

Notwithstanding the no solicitation provisions described above, the Tender and Voting Agreement did not limit the rights of any of the Tender Agreement Stockholders, or any designee of the Tender Agreement Stockholders, who is an officer or director of BigBand from acting in such capacity as an officer or director or voting in such person’s sole discretion on any matter.

The Tender and Voting Agreement and all rights and obligations of Parent, the Purchaser and the Tender Agreement Stockholders terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with its terms; (ii) the termination or expiration of the Offer; (iii) the Effective Time; (iv) the date of any amendment of the Offer to reduce the offer price for the Shares; and (v) March 31, 2012.

The Offer expired at 12:00 midnight, New York City time, on November 18, 2011. On November 21, 2011, Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 67,103,577 Shares were purchased by Purchaser in accordance with the terms of the Offer at a price of $2.24 per Share, without interest thereon and less any applicable withholding taxes.

The Shares purchased in the Offer gave Purchaser aggregate ownership of more than 90% of the outstanding Shares as of November 21, 2011. Accordingly, Parent intends to promptly effect a short-form merger (the “Merger”) pursuant to Section 253 of the Delaware General Corporation Law, which will result in BigBand becoming a wholly owned subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Offer will be cancelled and (except for Shares held by Parent, Purchaser or BigBand or their respective subsidiaries, or Shares for which appraisal rights are properly demanded) will be converted into the right to receive the same $2.24 in cash per Share, without interest and less any applicable withholding taxes, that was paid pursuant to the Offer.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

The foregoing summary descriptions of the Merger Agreement and Tender and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and Tender and Voting Agreement, copies of which are referenced as Exhibit 2.1 and Exhibit 2.2 hereto, respectively, and are incorporated herein by reference.

Other than as described in this Item 4, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, do any of the persons identified on Schedule I, currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of November 21, 2011, Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 67,103,577 Shares, representing approximately 92.5% of the issued and outstanding Shares.

(c) The information set forth under Item 4 of this Statement is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of BigBand. The information set forth in Item 4 relating to the Tender and Voting Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of October 10, 2011, among Parent, Purchaser and BigBand (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on October 21, 2011).

2.2	Tender and Voting Agreement, dated as of October 10, 2011, among Parent, the Purchaser and certain stockholders of BigBand (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on October 21, 2011).

99.1	Joint Filing Agreement, dated November 21, 2011, by and between Parent and Purchaser.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2011

ARRIS GROUP, INC.

By:	/s/ Lawrence A. Margolis
Name:	Lawrence A. Margolis
Title:	Executive Vice President, Strategic Planning, Administration, and Chief Counsel

AMSTERDAM ACQUISITION SUB, INC.

By:	/s/ Lawrence A. Margolis
Name:	Lawrence A. Margolis
Title:	President and Director

Schedule I

The name, business address and present principal occupation or employment of each of the directors and executive officers of ARRIS Group, Inc and Amsterdam Acquisition Sub, Inc. are set forth below. The business address of each director and executive officer is 3871 Lakefield Drive, Suwanee, Georgia 30024. All directors and executive officers listed below are citizens of the United States.

1.	ARRIS Group, Inc.

Name	Present Principal Occupation or Employment
Directors and Executive Officers:
Alex B. Best	Retired

Harry L. Bosco	Interim Chief Executive Officer and President of OpNext, Inc.

James A. Chiddix	Retired

John Anderson Craig	Business consultant

Matthew B. Kearney	Retired

William H. Lambert	Retired

John R. Petty	Chairman of TECSEC Incorporated

Robert J. Stanzione	Chief Executive Officer of ARRIS Group, Inc.

Debora J. Wilson	Retired

David A. Woodle	Chairman of the Board and Chief Executive Officer of NanoHorizons Inc.

Lawrence A. Margolis	Executive Vice President, Strategic Planning, Administration, and Chief Counsel of ARRIS Group, Inc.

David B. Potts	Executive Vice President, Chief Financial Officer, and Chief Information Officer

Bruce McClelland	President, Broadband Communications Systems

Ronald M. Coppock	President, Worldwide Sales

2.	Amsterdam Acquisition Sub, Inc.

Name	Present Principal Occupation or Employment
Directors and Executive Officers:
Lawrence A. Margolis	Executive Vice President, Strategic Planning, Administration, and Chief Counsel of ARRIS Group, Inc.

David B. Potts	Chief Financial Officer of ARRIS Group, Inc.

Marc Geraci	Vice President and Treasurer of ARRIS Group, Inc.